UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2023

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Filed as Exhibits 99.1 and 99.2 to this Report on Form 6-K are the press releases of Pharming Group N.V., dated April 5, 2023.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group announces the filing of its 2022 Annual Report and Form 20-F
99.2	Pharming Group convenes the Annual General Meeting of Shareholders 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: April 5, 2023

Pharming Group announces the filing of its 2022 Annual Report and Form 20-F

Leiden, the Netherlands, April 5, 2023: Pharming Group N.V. (“Pharming” or “the Company”)( Euronext Amsterdam: PHARM / Nasdaq: PHAR) announces the filing of its Annual Report for the year ended December 31, 2022 (the “Period”). The Annual Report is available under the Financial Documents section of the Pharming website.

The Company has also filed its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) for the Period. The 2022 Annual Report on Form 20-F can be found on Pharming.com and through the SEC website once it has been filed.

About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules, biologics, and gene therapies that are in early to late-stage development. Pharming is headquartered in Leiden, Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.

For more information, visit www.pharming.com and find us on LinkedIn.

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory and technical developments and statements regarding the various proceedings in the US and UK, including how, if at all, Pharming may be able to recover cash deposited with SVB US and SVB UK. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2021 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:
Pharming Group, Leiden, The Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696

Heather Robertson, Investor Relations & Corporate Communications Manager
E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw/Amy Byrne
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, The Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl

Pharming Group convenes the Annual General Meeting of Shareholders 2023

Leiden, The Netherlands, April 5, 2023: Pharming Group N.V. (“Pharming” or “the Company”) (EURONEXT: PHARM/Nasdaq: PHAR) announces that the Company’s 2023 Annual General Meeting of Shareholders (AGM) will be held on Wednesday May 17, 2023, at 14:00 CEST. The Notice to Convene, Explanatory Notes, Voting information, meeting documents and Form of Proxy can be found on the Company’s website, www.pharming.com under Investors/Shareholder Meetings.
The agenda of the AGM includes the proposal of the Board of Directors, by way of a binding nomination, to re-appoint Paul Sekhri for a period not to exceed one year pending the current search for a new Chair of the Board of Directors. In addition, the Board of Directors proposes, by way of a binding nomination, to re-appoint Deborah Jorn, MBA, for a period of two years.

The agenda further includes the proposals to re-appoint Deloitte as the Company’s external auditor for the financial years 2023 and 2024 and to amend the Company’s articles of association to increase the authorized capital.

The AGM will be held at the Corpus Congress Centre, Willem Einthovenstraat 1, 2342 BH in Oegstgeest, the Netherlands.

About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules, biologics, and gene therapies that are in early to late-stage development. Pharming is headquartered in Leiden, Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.

For more information, visit www.pharming.com and find us on LinkedIn.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:
Pharming Group, Leiden, The Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696

Heather Robertson, Investor Relations & Corporate Communications Manager
E: investor@pharming.com

FTI Consulting, London, UK

Victoria Foster Mitchell/Alex Shaw/Amy Byrne
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, The Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl